Exhibit 21

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)

Annual Report for the Year Ended 31 December 2025

In compliance with UK Listing Rule 6.4.1 and Disclosure Guidance and Transparency Rule (“DTR”) 4.1.3, the Company announces that the following documents have been published on its website: www.bat.com/annualreport:

●	Combined Annual and Sustainability Report 2025 (the Annual Report);
●	Annual Report on Form 20-F 2025 (the Form 20-F); and
●	Combined Performance and Sustainability Summary 2025.

These documents have been submitted to the National Storage Mechanism and will shortly be available for inspection via the following link:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company announces that it filed its Form 20-F with the U.S. Securities and Exchange Commission on 13 February 2026. The Form 20-F included audited financial statements for the year ended 31 December 2025. The Form 20-F will shortly be available on the Company’s website at www.bat.com/annualreport and also online at www.sec.gov.

The Annual Report and other ancillary shareholder documents will be mailed and made available to shareholders on 10 March 2026. Investors have the option to receive a hard copy of the Company’s complete audited financial statements, free of charge, upon request, by contacting the below:

United Kingdom
British American Tobacco Publications	Telephone: +44 20 7511 7797 Email: bat@team365.co.uk
South Africa
The Company’s Representative Office	Telephone: +27 21 003 6712
United States
Citibank Shareholder Services	Telephone: +1 888 985 2055 (toll-free) Email: citibank@shareholders-online.com

This announcement should be read in conjunction with the Company’s Final Results announcement which was released to the market on 12 February 2026. Together these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full Annual Report. Page numbers and cross-references in the extracted information below refer to page numbers in the Annual Report. The following disclosures are set out in the appendices to this announcement:

●	Appendix A: Group Principal Risks (pages 168 to 175 of the Annual Report);
●	Appendix B: Related Party Disclosures (pages 332 and 333 of the Annual Report); and
●	Appendix C: Directors’ Responsibility Statement (page 238 of the Annual Report).

C Worlock
Assistant Secretary

13 February 2026
Enquiries:

Media Centre

press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton | IR_team@bat.com

APPENDIX A

“GROUP PRINCIPAL RISKS

Overview

The Principal Risks that may affect the Group are set out on the following pages.

Principal Risks are those that have the potential to most impact the achievement of the Group’s strategic objectives. These are significant risks that could affect the Group’s long-term financial performance, reputation, or delivery of sustainability targets.

The Group has identified risks and is actively monitoring and mitigating these risks. This section focuses on those risks that the Directors believe to be the Principal Risks to the Group. Not all of these risks are within the control of the Group and other risks besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become more material in the future. Clear accountability is attached to each risk through the risk owner.

Each Principal Risk is assessed against the Group’s defined risk appetite, which is set by strategic objectives. The Board monitors appetite through regular reporting from the Audit Committee and Group Risk Management Committee.

The risks listed in this section and the activities being undertaken to manage them should be considered in the context of the Group’s internal control framework. This process is described in the section on risk management and internal control in the Audit Committee Report from page 206 and is further supported by the principles and processes set out in the Group Risk Management Manual.

Each risk is considered in the context of the Group’s strategy and business model, as set out in this  Strategic Report beginning on page 2 and page 12 respectively. On the following pages is a summary of each Principal Risk, its potential impact and management by the Group.

In addition to Principal Risks, the Group actively monitors emerging risks through structured horizon scanning and biannual reviews by the Group Risk Management Committee. Emerging risks, such as those arising from regulatory changes, geopolitical volatility, or technological disruption, are escalated to the Audit Committee and Main Board where appropriate, and considered in the context of the Group’s long-term viability and resilience.

A summary of all the risk factors (including the Principal Risks) which are monitored by the Board through the Group’s risk register, with an expanded description of each risk factor, including additional context, detailed drivers and potential impacts, is set out from page 4 of BAT’s Form 20-F for the year ended 31 December 2025, which can be accessed via the SEC’s EDGAR database and on BAT’s website at www.bat.com/investors-and-reporting/.

Assessment of Group Principal Risks

During the year, the Directors carried out a robust assessment of the Principal Risks, uncertainties and emerging risks facing the Group, including those that could impact its reputation or delivery of its strategic objectives, business model, future performance, solvency or liquidity.

Leading in Sustainability is a core component and key building block of our corporate strategy and sustainability risk factors are embedded across the Group’s risks in accordance with the management of these risks within the Group.

All Group risks are reviewed biannually by the Audit Committee and annually by the Board. During the period, the risk related to “Litigation” was renamed “Litigation and external investigations”, the risk related to “Circular economy” was renamed “Circularity” and the risk related to “Cybersecurity” was renamed “Digital & Cyber”, reflecting the nature of the risk. There were no changes to the underlying risks.

The viability statement on page 176 provides a broader assessment of long-term solvency and liquidity. The Directors considered a number of factors that may affect the resilience of the Group. Except for the risk “Injury, illness or death in the workplace” which is not considered to be sufficiently material to impact the Group’s overall viability assessment, the Directors also assessed the potential impact of the Principal Risks that may impact the Group’s viability.

Group Principal Risks

Competition from illicit trade
Increased competition from illicit trade and illegal products – either local duty evaded, smuggled, counterfeits, or non-regulatory compliant, including products diverted from one country to another.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Customers, Investors, & Society

Considered in viability statement
Yes

Risk Trend
Increasing

Impact
Illicit trade often leads to more restrictions and regulations imposed on the legitimate industry, including sales restrictions, overly burdensome track and trace systems and display packaging bans. This is often based on the erroneous assertion that the legitimate industry makes up the bulk of illicit trade in tobacco products.
Erosion of goodwill, with lower volumes and/or increased operational costs (e.g. track and trace costs) and reduced profits.
Reduced ability to take price increases.
Investment in trade marketing and distribution is undermined and the product is commoditised.
Illicit products (including New Categories) could harm consumers, damaging goodwill, and/or the category (with lower volumes and reduced profits), potentially leading to misplaced claims against BAT, further regulation and a failure to deliver the corporate harm reduction objective.
Breach of legislation, criminal offences, contract breaches, and allegations of facilitating smuggling may result in fines, penalties, seizure payments, and reputational damage, including negative perceptions of our governance.

Existence of illicit trade reduces our ability to reduce the health impact of our business, it undermines policies of governments with respect to underage tobacco users and creates bases for inappropriate regulation.

Mitigation activities across all categories
Dedicated Anti-Illicit Trade (AIT) teams operating at regional and country levels and internal cross-functional levels; compliance procedures, toolkit and best practice shared.
Active engagement with key external stakeholders, including international governmental and non-governmental organisations to highlight illicit trade challenges and build alignment around policy solutions. Cross-industry and multi-sector cooperation on a range of AIT issues.
Regional AIT strategy supported by a research programme to further the understanding of the size and scope of the matter.
As illicit e-commerce becomes a larger threat to the business, the Group determines the scale of illicit online sales to highlight the threat to authorities and to enable them to take direct action against websites selling illicit products.
AIT engagement teams (including a dedicated analytical laboratory and a forensic and compliance team) work with enforcement agencies as appropriate. Enhanced intelligence databases and targeted enforcement actions in priority markets are in place.

Geopolitical tensions
Geopolitical tensions, civil unrest, economic policy changes, as well as shifts in the structure and policies of major trading blocs, global health crises, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.

Time frame
Short-/medium-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Customers, Our people, Investors, Society, & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
Potential injury or loss of life, loss of assets and disruption to supply chains and normal business processes. This applies to both internal and outsourced activities.
Increased costs due to more complex supply chain and security arrangements and/or the cost of building new facilities or maintaining inefficient facilities.
Lower volumes as a result of not being able to trade in a country.
Higher taxes or other costs of doing business as a foreign company or the loss of assets as a result of nationalisation.
Disruptions or changes in trading bloc membership, trade agreements, or the imposition of new trade barriers may restrict market access, increase tariffs, or require costly supply chain reconfiguration, impacting profitability and long-term strategic plans.

Reputational damage, including negative perceptions of our governance and protection of our people and our sustainability credentials. Disruption to the supply chain impacts our ability to reduce the health impact of our business.

Mitigation activities across all categories
Physical and procedural security controls are in place, and regularly reviewed in accordance with our security risk management process, for all field force and supply chain operations, with an emphasis on the protection of Group employees.
Globally integrated sourcing strategy and contingency sourcing arrangements are in place.
Security risk modelling, including external risk assessments, monitoring of geopolitical and economic policy developments worldwide, including ongoing monitoring of trading blocs developments and trade policy changes.
Insurance coverage and business continuity planning, including scenario planning and testing, and risk awareness training.
Geopolitical assessment and monitoring by the Group Security Centre of Excellence and regions inform the business continuity management organisation plans and responses to geopolitical risks, including readiness of crisis management teams at all levels.

Tobacco, New Categories and other regulation interrupts growth strategy
The enactment of, proposals for, or rumours of, regulation that significantly impairs the Group’s ability to communicate, differentiate, innovate, market or launch its products, and/or the lack of appropriate regulation for New Categories.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Customers, Investors & Society

Considered in viability statement
Yes

Risk Trend
No change

Impact
A lack of acceptance or rejection of Tobacco Harm Reduction as a tobacco control policy could prevent a balanced regulatory framework for New Categories. Restricted ability to sell and communicate New Categories could lead to failure of the harm reduction objective and loss of confidence in the Group’s sustainability performance.
Lack of appropriate regulation and its enforcement or disproportionate regulations for New Categories, such as questionable regulatory classifications or total bans, that may not be science-based and/or risk-proportionate, may impact our opportunity for quality growth and affect our ability to develop and market a pipeline of new products. Reduced ability to make scientific claims, compete in future product categories and make new market entries. Inappropriate regulation may also increase the volume of illicit trade activity.
Erosion of brand value through commoditisation and the inability to launch innovations may negatively affect our ability to generate value growth.

Regulation with respect to bans or severe restrictions on menthol flavours, product design and features and nicotine levels may adversely impact individual brand portfolios.
Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illegal markets or irresponsible operators exploiting regulatory loopholes.
Shocks to share price on rumours of, or the announcement or enactment of, restrictive regulation (e.g. sales ban to future generations).
Failure to deliver appropriate and proportionately costed Extended Producer Responsibility (EPR) schemes.

Mitigation activities across all categories
Establishment of governance forums, the objectives of which are to review the execution of the Group’s regulatory, corporate, and science strategies, monitor the regulatory and science landscape, prioritise key regulatory and science initiatives and resource allocation.
Cross-functional alignment between Corporate & Regulatory Affairs, Legal, Marketing, Finance, Sustainability, Investor Relations, Operations, and Research & Science to support regulatory objectives and Ready for Regulation (R4R). Actionable insights and foresights are developed through horizon planning to anticipate regulatory changes.
Engagement and alignment across the Group to drive a balanced global policy framework for combustible and Smokeless products.
Stakeholder mapping and prioritisation, developing robust compelling advocacy materials (with supporting evidence and data) and regulatory engagement programmes.
Regulatory risk assessment of marketing plans to ensure decisions are informed by an understanding of the potential regulatory environments.
Advocating the application of integrated regulatory proposals to governments and public health regulators and practitioners based on the harm reduction potential of New Categories.
Encourage dialogue with stakeholders across the wider scientific and regulatory ecosystem in relation to tobacco and nicotine products through Omni™.
Development of an integrated regulatory strategy that spans conventional combustibles and New Categories.
Training and capability programmes for end markets to upskill Corporate and Regulatory Affairs managers on combustible and New Categories regulatory engagement, including product knowledge.
Direct access to online portal providing latest position and advocacy material for end market engagement on combustibles and New Categories.
Working to define a sustainable EPR model and markets negotiating to implement effective EPR schemes.

Please refer to the to the description of the tobacco and nicotine regulatory regimes under which the Group’s businesses operate set out on page 24 and page 25

Supply Chain disruption
Disruption to the global supply chain that may impact our ability to manufacture products or supply our consumers.

Time frame
Short-

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Customers, Our People, & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
Disruption to the global supply chain may impact all aspects of our business and impede our ability to manufacture products and supply our consumers.
Disruption to supply chain can lead to manufacturing delays, volume shortfalls and inability to supply markets, increased replacement or/and rebuild costs consequently leading to reduced profit and reputational damage. This may affect our ability to reinvest in New Categories and deliver our Tobacco Harm Reduction commitment.
Loss of one or more key facilities or suppliers may cause loss of life and injuries. It may also lead to societal dislocation resulting in population migration and loss of key skills.
Our supply chain could be negatively impacted by events arising from, but not limited to, natural disasters, man-made accidents, cyber incidents.

Mitigation activities across all categories
Group-wide business continuity plans (BCP) and contingency sourcing plans (CSP) in compliance with the new business continuity management standard, are in place.
All factory CSPs are regularly updated, reviewed and desktop simulations conducted to ensure compliance with the Group’s policy. Coverage targets and waivers for contingency sourcing plans are monitored and updated regularly.
BCPs and disaster recovery plans for logistics providers are in place.
Unrest and evacuation plans are in place.
Existence of insurance cover for Property Damage and Business Interruption.
Appropriate technical and organisational cyber security measures are in place.

Litigation and external investigations
Product liability, regulatory or other significant cases (including investigations or class action litigations) may be lost or settled resulting in a material loss or other consequence.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable future

Key Stakeholders
Investors & Society

Considered in viability statement
Yes

Risk Trend
No change

Impact
Damages and fines, negative impact on reputation (including sustainability credentials), disruption and loss of focus on the business.

Consolidated results of operations, cash flows and financial position could be materially affected by an unfavourable outcome or settlement of pending or future litigation, criminal prosecution or other contentious action, or by the costs associated with bringing proceedings or defending claims.
Inability to sell products as a result of an injunction arising out of a patent infringement action against the Group may restrict growth plans and competitiveness.
Potential share price impact, reduction in financing opportunities and investor base.
Sustainability-related litigation could also result in a reduction in the investor base due to sustainability-related concerns.

Mitigation activities across all categories
Consistent litigation and patent management strategy across the Group.
Expertise and legal talent maintained both within the Group and external partners, including for New Categories and sustainability-related matters.
Ongoing monitoring of key legislative and case law developments related to our business.
Delivery with Integrity compliance programme.
Litigation strategy developed in relation to key regulatory issues.
Central management of strategic litigation impacting key regulatory processes.
Developing expert analysis on efficacy of various regulatory proposals.

Please refer to note 31 on page 334 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Significant increases or structural changes in tobacco, nicotine and New Categories related taxes
The Group is exposed to unexpected and/or significant increases or structural changes in tobacco, nicotine and New Categories related taxes in key markets.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Customers, Investors & Society

Considered in viability statement
Yes

Risk Trend
No change

Impact
Excise-driven price increases can stretch affordability, drive downtrading or purchases of products from illicit sources, reduce legitimate industry volumes, alter sales mix, erode portfolio, and impact profit/share. Reduced sales volume and/or portfolio erosion leading to inability to invest in, develop, commercialise and deliver New Category products.
Excise creditor days significantly reduced, creating large negative cash impacts and increasing ongoing net financing costs.
Excise increases are generally passed to consumers, but significant increases may be partially absorbed, leading to lower profitability.
A disproportionate tax, which would be passed on to the consumer, could discourage consumer switching from FMC to reduced-risk products.

Mitigation activities across all categories
Formal pricing and excise strategies, including revenue growth management using a data science-led approach, with annual risk assessments and contingency plans across all products.
Pricing, excise and trade margin committees in markets, with global support.
Engagement with relevant local and international authorities where appropriate, in particular in relation to the increased risk to excise revenues from higher illicit trade.
Portfolio reviews to ensure appropriate balance and coverage across price segments.
Monitoring of economic indicators, government revenues and the political situation.

Inability to develop, commercialise and deliver the New Categories strategy
Failure to build scientific credibility, maintain regulatory compliance, and execute profitable and responsible marketing practices for New Categories, resulting in inability to scale, achieve harm reduction objectives, and deliver sustainable growth.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Risk Trend
No change

Impact
Inability to continue to deliver Group financial results in line with shareholder and analyst expectations resulting in an adverse external perception of the Group’s strategy and reputation.
Potentially missed opportunities, unrecoverable costs and/or erosion of brand, with lower volumes and reduced profits.
Rapidly evolving regulatory environments, inconsistent market practices, and insufficient legal oversight of marketing activities may lead to litigation, regulatory investigations, reputational damage, and loss of consumer trust, undermining Group’s harm reduction objectives and sustainability credibility.
Reputational damage and recall costs may arise in the event of defective product design or manufacture.
Loss of market share due to non-compliance of product portfolio with regulatory requirements or inability to engage on our science, leading to a negative shift in sentiment and confidence in Group products.
Inability to convince regulators and policymakers regarding the weight of scientific evidence assessment underpinning the harm reduction potential of New Categories products which could result in failure to deliver our corporate purpose of Building a Smokeless World.

Mitigation activities across all categories
Focus on product stewardship to ensure high-quality standards across the portfolio.
Brand Expression, which sets out how our brand expresses itself (including through its logo, name, product, packaging, etc.) deployed to lead End Markets via activation workshops and best practices shared.

Marketing compliance is ensured through legal review of initiatives, cross-functional oversight, deployment of the responsible marketing framework, and global training for employees and partners to uphold responsible marketing standards.
Implementation of commercial models and pricing strategies across New Categories products, with profitability as a core objective. To support strategic prioritisation and efficient resource deployment, structured frameworks and guiding principles are defined to optimise investment decisions and spending.
Accelerating digital and consumer analytics along with data management platforms for enhanced methodologies, insight generation and line of sight across the Group.
Scientific research adherence to internationally recognised standards ISO 9001 and laboratories accredited to ISO 17025 for key methods.
Internal and external communications about BAT’s science through publications and engagement, such as the Omni™. Quality assurance reviews undertaken with key science suppliers to ensure appropriate standards in place.

Disputed taxes, interest and penalties
The Group may face significant financial penalties, including the payment of interest, in the event of an unfavourable ruling by a tax authority in a disputed area.

Time frame
Short-/medium term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Investors & Society

Considered in viability statement
Yes

Risk Trend
Increasing

Impact
Significant fines and potential legal penalties.
Disruption and loss of focus on the business due to diversion of management time.
Impact on liquidity, cash flow, profit and dividend.
Disruption in production or distribution may occur due to license withdrawal or litigation.
Damage to reputation from non-compliance or high-profile disputes, including civil or criminal prosecution. High costs associated with prolonged litigation and regulatory penalties.

Mitigation activities across all categories
End Market tax committees, excise duty controls and self-assessment conducted.
Internal tax function provides dedicated advice and guidance, and external advice sought where needed.
Engagement with tax authorities at Group, regional and individual market level.
Processes in place for managing tax audits incorporated under Global Operating Model (GOM).

Injury, illness or death in the workplace
The risk of injury, death or ill health to employees and those who work with the business is a fundamental concern of the Group and can have a significant effect on our operations.

Time frame
Short-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Our people & Suppliers

Considered in viability statement
No

Risk Trend
No change

Impact
Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group.
Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated legal costs, fines and/or penalties.
Interruption of Group operations if issues are not remedied promptly.
High staff turnover or difficulty recruiting employees and sustainability ratings affected if perceived to have a poor Environment, Health and Safety (EHS) record.
Reputational damage to the Group and negative impact on our sustainability credentials.

Mitigation activities across all categories
Risk control systems in place to help ensure equipment and infrastructure are provided and maintained.
EHS strategy aims to ensure that employees at all levels receive appropriate EHS training and information.
Exploration and deployment of leading technology solutions and a behavioural-based safety programme to drive operational safety performance, and promotion of a Group culture that brings us closer to zero accidents.
Analysis of incidents undertaken regionally and globally by a dedicated team to identify increasing incident trends or high potential risks that require coordinated action.
Global monthly Health & Safety (H&S) Committee established, formed by senior members from the H&S and Operations Sustainability leadership team.

Solvency and liquidity
Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short-term(liquidity) and medium-term (solvency).

Time frame
Short-/medium-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Investors & Suppliers

Considered in viability statement
Yes

Risk Trend
Decreasing

Impact
Inability to access the Group’s cash resources and to fund the business under the current capital structure resulting in missed strategic opportunities or inability to respond to threats.
Decline in our creditworthiness and increased funding costs for the Group.
Requirement to issue equity or seek new sources of capital.
Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price.
Inability to mitigate accounting and economic exposures.
Economic loss as a result of devaluation/revaluation of assets (including cash) valued or held in local currency, and additional costs as a result of paying premiums to obtain hard currency.
Failure to appropriately engage with investors’ and lenders’ sustainability criteria and concerns may impact BAT’s counterparty availability, credit ratings and access to funding, or may result in an increase in the cost of funding.
Exposure to the cannabis sector may lead to regulatory and legal risk, reputation and compliance issues restricting bank and/or investor access.

Mitigation activities across all categories
Group policies include a set of financing principles and key performance indicators, including the monitoring of credit ratings, interest cover, solvency and liquidity with regular reporting to the Corporate Finance Committee and the Board.
Controls in place to ensure full compliance with sanctions regimes.
Plans implemented to manage the risk in key geographies.
The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year.
At 31 December 2025, the Group had access to a £5 billion revolving credit facility which remained undrawn. In November 2025, the Group refinanced its existing £5.2 billion facility at the reduced amount of £5.0 billion, comprising (i) a £2.5 billion 364-day tranche with two one-year extension options and one-year term out option and (ii) a £2.5 billion five-year tranche with two one-year extension options.
Liquidity pooling structures are in place to ensure that there is maximum mobilisation of cash liquidity within the Group.
Going concern and viability support papers are presented to the Board on a regular basis.
Continued review of UK money laundering legislation and cannabis policy with financial partners.

Foreign exchange rates exposures
The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global businesses.

Time frame
Short-/medium-term

Strategic impact
Quality Growth/ /Dynamic Business

Key Stakeholders
Investors & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
Fluctuations in FX rates of key currencies against sterling introduce volatility in reported earnings per share (EPS), cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged.
The dividend may be impacted if the payout ratio is not adjusted.
Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies.
Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance.

Mitigation activities across all categories
While translational FX exposure is not hedged, its impact is identified in results presentations and financial disclosures; earnings are restated at constant rates for comparability.
Debt and interest are matched to assets and cash flows to mitigate volatility where possible and economic to do so.
Hedging strategy for transactional FX is defined in the treasury policy, a global policy approved by the Board.
Illiquid currencies of many markets where hedging is either not possible or uneconomic are reviewed on a regular basis.

Climate Change
Direct and indirect adverse impacts associated with climate change (both physical and transition).

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Customers, Our People, Investors, Society & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
Physical risks to agricultural, manufacturing, operational and logistic processes may lead to reduced production, delays, volume shortfalls, disruption of energy supply (and other utilities), costs of reinstatement and business interruption.
Extreme temperatures and weather events could be harmful for employees, creating health and safety risks, and affect factories’ productivity.
Volatility in supply volume associated with climate change (including crop yield, loss of biodiversity or disruption to manufacturing or freight routes) may result in reduced revenue, increased cost of “last minute” sourcing of services necessary for the operation of the Group’s business across its value chain.
Evolving climate regulation could result in increased costs of compliance and in punitive actions or loss of market access for failure to comply.
Poor agency ratings associated with climate change risk, performance, mitigation, or adaptation could lead to reduced access to capital, increased cost of capital or impact the share price.

Mitigation activities across all categories
The Group has clear internal ownership and accountability for sustainability issues.
Regular updates to the Board and Management Board facilitate effective management of material sustainability issues.
Monitoring of climate change-related governmental policy and regulations enables action plans to be implemented.
The Group has established an enhanced climate diagnosis tool to enable assessment of physical risks, including additional climate hazard analysis, leaf growing areas, site resiliency data and formulation of necessary actions.
Business continuity management plans are in place to mitigate supply chain disruptions resulting from weather events.
Measures taken in tobacco supply chain to mitigate climate change-related risks such as Carbon Smart Farming and Farmer Sustainability Management System.

Circularity
Unsustainable global demand for finite resources, combined with increasing regulatory, stakeholder and consumer pressure to reduce product and packaging waste, may impact the delivery of a viable circular business model, leading to increased costs, regulatory non-compliance, reduced market access, reputational harm, and lower consumer demand.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Customers, Our People, Investors, Society & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
Evolving regulations and stricter requirements (on product design, product composition, transparency, unsustainable materials or extended producer responsibility) could result in increased costs of compliance, punitive actions against the Group, loss of revenue or inability to sell products in the key markets.

Reduction of market share and revenue, due to consumers having a reduced or negative perception of BAT and its products in comparison to its competitors, or of specific products/product categories overall.
Inadequate product generated waste management (e.g., lack of collection, recovery or recycling) may cause damage to Group’s reputation and brand value and increase waste management costs.
Inability to source, design and manufacture products that require sustainable materials (including critical minerals) or materials that are affected by availability, increased costs, duties or tariffs.

Mitigation activities across all categories
Life Cycle Assessment is used in the development and approval processes for new products to assess and improve their circularity.
Corporate strategy drives innovations and initiatives in circularity across all product categories.
Programs launched to enhance sourcing of sustainable materials, and circularity of products and packaging.
Optimise circular economy alignment across the value chain by designing for the reuse and recycling of end-of-life products and increasing the use of recycled and environmentally preferable materials.
Periodic review of current and evolving sustainability policies and regulations to inform the Group’s circular economy strategy.
Cross-functional and cross-industry engagement on sustainability topics.

Digital & Cyber
Inability of the organisation to defend against an intentional or unintentional action that results in loss of confidentiality, availability or integrity of systems and data.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Customers, Our People, Investors, Society & Suppliers

Considered in viability statement
Yes

Risk Trend
No change

Impact
A significant cyber event, whether caused by targeted attack (e.g., ransomware, data breach), unintentional action (e.g., misconfiguration, human error), or third-party failure, could result in loss of:

–
Confidential information: Compromise of strategic plans, product designs, intellectual property, or market expansion initiatives, enabling illicit trade, undermining competitive advantage, and resulting in lost commercial opportunities, future revenue, profitability, and investor confidence.

–
Business continuity: Widespread operational disruption, including downtime, inefficiencies, or paralysis across markets and operations. Critical processes may halt, supply chain, manufacturing, and customer services may be impacted, and decision-making delayed.

–
Personal data: Unauthorised disclosure of personal data, exposing BAT to regulatory penalties, legal action, compensation claims, reputational damage, loss of customer trust, and increased scrutiny from regulators.

–
Digital trust: Damage to the integrity of BAT’s systems or data (unauthorised changes, manipulation, misinformation) can undermine stakeholder confidence, erode customer and partner trust, and reduce market credibility.

–
Technology-related non-compliance: Failure to comply with digital, data protection, and cybersecurity regulations or contractual obligations could result in regulatory investigations, fines, legal action and operational restrictions.

–
Third-party technology disruption: Disruption affecting a critical third-party provider could lead to significant operational, security, or data integrity issues, amplifying broader cyber risks, including business disruption, data loss, or regulatory non-compliance.

Mitigation activities across all categories
The Group implements physical, technical and administrative safeguards to mitigate risks of a cyber security incident, including security measures, such as defensive technologies, access controls, encryption, authentication, backup and recovery systems, to protect the confidentiality, integrity and availability of systems and networks.
Regular training and awareness programmes are provided to Group employees and contractors on cyber security best practices, procedures, and adherence to our SoBC, promote a strong security culture across all levels of the Group.
Vendor management processes are in place, including due diligence and contractual obligations, to ensure that third-party service providers adhere to BAT’s cyber security requirements and standards.
The Group has business continuity plans to support resilience and a prompt response to any potential or actual cyber security incident and minimise their impact on the business.
The Group engages with external assessors, consultants, auditors and other third parties to provide independent assurance, review and recommendations on cyber security matters. Cyber security processes are reviewed and updated on a regular basis to ensure these remain effective and aligned with our business objectives, regulatory obligations and industry standards.
The Group’s Security Operations Centre provides continuous monitoring and response to emerging threats, supported by regular penetration testing and incident simulations. Specialised programmes address emerging risks areas, such as operational technology security and AI governance.
Strategic investments in cyber security capabilities are guided by annual planning cycles and informed by external benchmarking.

Viability Statement
The preparation of the long-term viability statement includes an assessment of the Group’s ability to meet future commitments and liabilities as they fall due.

Assessment of Long-Term Viability
Strong liquidity and access to facilities
The Directors noted that the Group has a strong track record of cash flow delivery and expects to generate in excess of £50 billion of free cash flow before dividends between 2024 and 2030 (inclusive).
The Group has net cash and cash equivalents at 31 December 2025 of £3.8 billion (of which £0.3 billion is restricted), and access to a number of facilities (as described in note 26), including:
–	a syndicated £5.0 billion committed revolving credit facility, that is currently undrawn;
–	a US$4 billion U.S. commercial paper programme, a £3 billion euro commercial paper programme and short term bilateral facilities (£2.7 billion), all of which were undrawn.

The Group continues to maintain investment‑grade credit ratings*, with ratings from Moody’s, S&P and Fitch of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively, and continues to target a solid investment-grade credit rating of Baa1, BBB+ and BBB+.

The strength of the ratings has underpinned debt issuance and the Group is confident in its ability to access the debt capital markets.

Assessment and scenario planning
In making the assessment, the Directors undertook a robust review of the Group’s operational and financial processes (which cover both short-term financial forecasts and capacity plans) and how the Principal Risks (as indicated on pages 166 to 175) may impact the Group’s viability under various scenarios. Notes 23 and 26 in the Notes on the Accounts provide further detail on the Group’s borrowings and management of financial risks.

The Directors recognised that multi-year cash flow forecasts are prepared to:

–	assess impairment (as described in note 12 in the Notes on the Accounts) for a number of the Group’s reporting entities (or cash generating units); and
–	input into the active capital allocation model, including debt maturity planning.

The Group does not have any financial covenants related to its current debt issued or available facilities. In order to assess viability, a base scenario was developed, which assessed the Group’s notional headroom against a theoretical interest cover** of 5.0x, used on a conservative basis that such a financial covenant may be applied in the future. Each scenario then assessed how the earnings of the Group may be affected by the realisation of the risks and then, if necessary, determined how many times more severe that risk must be before the theoretical interest cover was breached.

Reverse stress testing
A reverse stress test of the impact of the individual Principal Risks was also undertaken as part of the assessment. This did not identify any individual risk, based upon a prudent annual forecast that would, if arising in isolation and without mitigation, impact the Group’s viability within the three-year confirmation period.

Further, in order for the theoretical interest cover to be breached, profit from operations, excluding the adjusting items, would have to decline by 14.05% per year for the interest cover to fall below 5x after three years.

Other considerations – litigation
Due to the nature of the Group’s operations, it is subject to inherent uncertainties with regards to litigation, the outcome of which is uncertain in terms of timing or scale and may have a bearing on the Group’s viability. The Group intends to defend all pending cases vigorously, as referred to in note 31 in the Notes on the Accounts ‘Contingent Liabilities and Financial Commitments’.
Whilst it is impossible to be certain of the outcome of any particular case, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts.

However, if an adverse judgment is entered against any of the Group’s companies in any case, an appeal will be pursued, the duration of which can be reasonably expected to last for a number of years.

Mitigating actions
Under the Group’s active capital allocation mechanism (see page 40), the Group intends to pay dividends of 65% of long-term sustainable earnings (2025: £5.2 billion) with other capital expenditure estimated at £750 million. Both may be revised to redirect funds to the settlement of other liabilities, including debt repayment.

Conclusion
The Board has assessed the prospects and viability of the Group taking into account the current position and Principal Risks, in accordance with provision 31 of the UK Corporate Governance Code 2024.

Owing to the inherent uncertainty arising due to ongoing litigation, the period over which the Board considers it possible to form a reasonable expectation as to the Group’s longer-term viability is three years, in line with the Group’s cash flow forecasting to support debt refinancing plans. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period to 31 December 2028.

Notes:
* A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.
** Interest cover is based on adjusted EBITDA to interest expense.

APPENDIX B

RELATED PARTY DISCLOSURES

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Intercompany transactions and balances are eliminated on consolidation and therefore are not disclosed.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf and the provision of IT services. Included in the purchase of goods and services below is £144 million (2024: £116 million; 2023: £145 million) relating to the purchase of leaf. Investments in associates, in the form of convertible loan notes, are not included in the table below. The Group’s share of dividends from associates, primarily received from ITC and included in other income in the table below, were dividends received in cash of £386 million (2024: £447 million; 2023: £559 million) as well as £533 million from ITC received in the form of shares in ITC Hotels as explained below.

	2025 £m	2024 £m
Transactions
– gross revenue*	500	492
– purchase of goods and services	(221)	(192)
– other income	945	448
Amounts receivable at 31 December	92	39
Amounts payable at 31 December	(2)	(12)

Note:

* Gross revenue is based on the invoice issued to the related party.

In addition, the following related party transactions occurred in 2025, 2024 and 2023.

Transactions with associates

ITC
Hotel demerger:
On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC’s shareholders proportionate to their shareholding in ITC. In January 2025, ITC Hotels was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE). The Group’s direct stake in ITC Hotels was initially 15% and has been recognised as an investment held at fair value (refer to note 18).

Partial sale of shares:
On 28 May 2025, the Group completed the divestment of 10% of its equity stake in ITC (the equivalent of 2.5% of ITC’s ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR121.0 billion (£1.0 billion). Following completion of the transaction, the Group has continued to account for ITC as an associated undertaking using the equity method of accounting.

On 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC (the equivalent of 3.5% of ITC’s ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR166.9 billion (£1.6 billion).

Sale of brands and investment:
During 2025, the Group sold its 2% investment in Surya Nepal Pvt. Limited and brand rights in certain jurisdictions to ITC for £24 million.

Organigram
In 2023, the Group announced the signing of an agreement for a further investment of CAD$125 million (£74 million) in Organigram, subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024. On 24 January 2024, the Group made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share. On 30 August 2024, the Group made the second tranche investment of CAD$42 million (£24 million) acquiring a further 4,429,740 common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. On 28 February 2025, the Group made the third and final tranche investment in Organigram for CAD$42 million (£23 million) subscribing for 7,562,447 common shares and 5,330,728 preferred shares at the same price as the previous two tranches. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.

The Group and Organigram also have a Product Development Collaboration Agreement following which a Centre of Excellence was established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD).

Other associates
The following transactions occurred during 2025:
–	On 18 December 2025, the Group sold its 45.40% investment in FE “Samfruit” JSC for less than £1 million.

The following transaction occurred during 2024:
–
On 11 September 2024, VST Industries Ltd (VST) allotted 154,419,200 equity shares of INR10 each as fully paid-up bonus equity shares.The bonus equity shares were allotted in the proportion of 10 new fully paid-up equity shares for every one existing fully paid up equity share. The Group’s interest in VST remains unchanged at 32.16%.

The following transactions occurred during 2023, when the Group:
–	acquired 19.9% of DeFloria, Inc for £8 million; and
–	increased its ownership in Steady State LLC (trading as Open Book Extracts) from 5.76% to 10.8% for £4 million along with a further investment of £8 million by way of a convertible loan note.

Non-controlling interests
During 2025, the Group acquired 2.60% of JSC JV “UZBAT A.O.” for £16 million, increasing the ownership to 99.99%. In addition, the Group acquired 5% of British American Tobacco Mozambique Limitada for £3 million, increasing the ownership to 100%.

During 2023, the Group acquired 1.31% in Hrvatski Duhani d.d., at a cost of less than £1 million.

Other related party transactions
In 2022, the Group provided a temporary liquidity facility to the main UK pension fund. The facility was undrawn as at 31 December 2023 and on 28 March 2024 the facility was cancelled.

As a result of the implementation of the EU Single-Use Plastic Directive in certain EU countries, the Group, along with other tobacco manufacturers, established Producer Responsibility Organisations for the management of the Extended Producer Responsibility obligations relating to tobacco product butt filter waste collection. The costs incurred by the Group in relation to this waste disposal is included in note 33.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2025 £m	2024 £m	2023 £m
The total compensation for key management personnel, including Directors, was: – salaries and other short-term employee benefits	26	21	17
– post-employment benefits	1	1	1
– share-based payments	18	12	14
	45	34	31

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors						Chair						Non-Executive Directors						Total
	2025		2024		2023		2025		2024		2023		2025		2024		2023		2025		2024		2023
	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000	£	’000
Salary; fees; benefits; incentives
– salary		1,935		1,907		1,644														1,935		1,907		1,644
– fees								736		711		688		1,083		1,112		1,059		1,819		1,823		1,747
– taxable benefits		606		617		395		19		17		17		394		79		31		1,019		713		443
– short-term incentives		3,560		3,496		1,650														3,560		3,496		1,650
– long-term incentives		1,954		1,474		1,371														1,954		1,474		1,371
– buy-out		–		2,969																–		2969		–
Sub-total		8,055		10,463		5,060		755		728		705		1,477		1,191		1,090		10,287		12,382		6,855
Pension; other emoluments
– pension		281		276		248														281		276		248
– other emoluments		8		6		2														8		6		2
Sub-total		289		282		250														289		250		250
Total emoluments		8,344		10,745		5,310		755		728		705		1,477		1,191		1,090		10,576		12,664		7,105

APPENDIX C

RESPONSIBILITY OF DIRECTORS

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements in accordance with applicable law and regulations. Under company law, directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent Company and the Group for that period.

Under applicable law, directors are required to prepare the financial statements in accordance with UK-adopted international accounting standards and applicable law. The Directors have elected to prepare the Parent Company financial statements in accordance with UK Accounting Standards and applicable law, including FRS 101 ‘Reduced Disclosure Framework’. In preparing these Group financial statements, the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In preparing each of the Group and Parent Company financial statements, the Directors are required to:
–	select suitable accounting policies and then apply them consistently;
–	make judgements and estimates that are reasonable, relevant, reliable and prudent;
–	state whether Group financial statements have been prepared in accordance with UK-adopted international accounting standards;
–	state whether, for the Parent Company financial statements, applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in those statements;
–	assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
–	use the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the UK Companies Act. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

In accordance with Disclosure Guidance and Transparency Rule (DTR) 4.1.16R, the financial statements will form part of the annual financial report prepared using the single electronic reporting format under DTRs 4.1.17R and 4.1.18R. The auditor’s report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements.

Directors’ Declaration in Relation to Relevant Audit Information

Having made appropriate enquiries, each of the Directors who held office at the date of approval of this Annual Report confirms that:

–	so far as he or she is aware, there is no relevant audit information of which the Company’s auditors are unaware; and
–
he or she has taken all steps that a Director ought to have taken in order to make himself or herself aware of relevant audit information and to establish that the Company’s auditors are aware of that information.

Responsibility Statement of the Directors in Respect of the Annual Financial Report

We confirm that to the best of our knowledge:

–
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

–
the Strategic Report and the Directors’ Report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Cautionary Statement

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook,” “target,” “being confident” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments and business objectives, as well as certain statements in (i) the Strategic Report Overview section (pages 2 to 7), including Our Business at a Glance - Our purpose, vision and mission, the Chair’s Introduction and the Chief Executive’s Review; (ii) the Strategic Report - Our Strategy section (pages 10 to 25), including the Our Strategic Navigator section, the Our Business Model section, the Interim Chief Financial Officer’s Overview and the Our Markets and Megatrends section; (iii) the Strategic Report - Our Strategic Pillars - Strategic Pillar Overview - Quality Growth sections (pages 26 to 37), including Managed Combustible Transition, Wellbeing and Stimulation and Regulation and PMTA under Our Vapour Products; (iv) the Strategic Report - Our Strategic Pillars - the Strategic Pillar Overview - Dynamic Business section (pages 38 to 59), including Operational Excellence, Cash Generation, Maximising our Investments, Reducing Debt, Generate Sustainable Returns, the Update on regulations in the U.S. section and the Financial Performance Summary, including Dividends, Treasury, Liquidity and Capital Structure, the Group’s expected capital expenditure in 2026, the Group’s confidence in being able to successfully access the debt capital markets and Assessment as a Going Concern; (v) the Strategic Pillar Overview - Sustainable Future sections (pages 60 to 164), including the Sustainable Future section, the Message from our Chief Sustainability Officer, Our new 2030 sustainability targets section, the Double Materiality Assessment section, the THR section, the Climate section, the Nature section, the Circularity section, the Communities section, and the TCFD reporting and TNFD Disclosures section; (vi) the Viability Statement (page 176); and (vii) certain statements in the Notes on Accounts (pages 257 to 354), including the Group’s ability to navigate regulatory change on page 288.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data. Further details on the principal risks that may affect the Group can be found in the Group Principal Risks section of the Strategic Report on pages 166 to 175 of this document.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.

Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.